Sucampo Pharmaceuticals, Inc.
Memo

To:	Mark Barrysmith

From:	Mariam Morris, CAO; Ron Kaiser, CFO

CC:	PwC

Date: March 3, 2007

Re:	Response to Discussions of February 22, particularly as they relate to Substantive Development Milestone revenue incentives
Thank you for our telephonic conversation on Thursday, February 22, 2007. Your assistance was informative and helpful. During the conversation, the Company was asked to:
1.	Re-evaluate and further substantiate the conceptual framework of the substantive milestone method giving consideration to the levels of performance requirements included in the model and the relationship between the up-front payment, the milestone payments and the R&D reimbursement payments. In addition, provide information how the 3 additional studies that were initiated in Q3 of 2006 fit into the framework of EITF 00-21;

2.	Provide further evidence of the costs involved in the individual projects or combined projects such that the asymmetry of costs vs. revenues could be explained using the EITF 91-6 approach; and

3.	Provide an alternative analysis using the “time-based” model of revenue recognition, based on Sucampo’s facts and circumstances if the substantive milestone method is not considered appropriate by the Staff or if the substantive milestone method is not acceptable to the Staff when it results in the recognition of revenue upon an event unless that event is at the end of a period of performance
The Staff requested further analysis regarding the asymmetric relationship between costs and revenues of the deliverables for the EITF 91-6 analysis previously provided. The Company has determined that applying a revenue model analogous to EITF 91-6 based on the proportion of costs incurred to estimated total costs is not appropriate because the Company would not be able to reasonably estimate its costs for the different deliverables due to the following reasons:
1.	There is significant volatility in the Company’s costs and significant reliance on third parties to complete the studies;

2.	The FDA could change indication design and/or requirements at any time prior to the filing of an sNDA or NDA application which could significantly impact costs and the estimated study time;
               1

3.	The Company is dependent upon the success of investigators to screen, enroll, and monitor patients during the project;

4.	The Company is dependent upon contract research organizations (“CRO’s”) to execute a significant amount of services for execution of our protocol. Due to various factors, the Company may incur significant costs savings or cost overruns during the course of these studies;

5.	Unpredictable patient responses during the course of the study, if adverse, could change our protocol requirements which would thereby significantly change the study costs.
As such, this memo does not address the asymmetric question and instead relies on the time period involved to ratably recognize revenue.
This memo is designed to explain our qualitative and specific responses to the above mentioned questions. It explains our position that the use of the substantive milestone method remains appropriate based on the Company’s facts and circumstances and addresses an alternative revenue recognition model in accordance with GAAP to account for the Takeda Agreement transactions if the Company’s position regarding the substantive milestone method is not accepted.
As discussed with the staff, commercial milestones and royalties, while at risk for the Company, have been excluded from this analysis due to their inherent unpredictability and direct correlation to the sales efforts required by our partner. These commercial activities occur after the Company’s obligation to perform research and development activities under FDA guidelines ceases. Requests for activities by the market and or regulatory agencies are the responsibility of the Company’s commercial partner and any further activities of the Company are determined and agreed to at the time when the response to the request is made.
Specific arguments for the Substantive milestone method within the evaluation of this agreement. The Company has historically recognized revenue research and development payments related to the Takeda agreement in accordance with Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition (“SAB 104”) and Financial Accounting Standards Board (“FASB”) Emerging Issue Task Force Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). Revenue-generating research and development collaborations are often found in multiple element arrangements which provide for a license as well as research and development services. Collaborations may involve substantive milestone payments, as this contract does. Substantive milestone payments are considered to be performance bonuses that are recognized upon achievement of a milestone and a completion of a separate earnings process. Milestones are used within Sucampo’s industry as incentive(s) for innovators. They are a tool for large commercialization companies, such as our partner, to hedge their financial risk of loss if certain significant development events such as successfully completing a phase or achieving regulatory approval are not achieved. The innovator or performing company such as Sucampo bears the risk of significant effort, development, cost volatility, and outside technological advances by competitors until such time that a milestone is achieved.
Such arrangements are analyzed under EITF 00-21 to determine whether the deliverables, including research and development services, can be accounted for separately or as a single
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unit. The Company re-assessed the deliverables discussed in the Takeda Agreement using the criteria of EITF 00-21 (specifically paragraph 9). The overall re-assessment of the deliverables confirmed the Company’s initial conclusion that the separate criteria under EITF 00-21 were not met. As such, the Company’s historic accounting for the payments related to the execution of the Agreement (up-front payment) and development of indications for chronic idiopathic constipation (“CIC”) and irritable bowel syndrome with constipation (“IBS-C”) (milestone payments and reimbursements of R&D expenses) as a single-unit of accounting was deemed appropriate. The Company adopted the substantive milestone method to account for this single unit of accounting.
In applying the five criteria under the milestone criteria, the Company determined which payments received from Takeda were substantive and which were non-substantive. For those that were deemed to be substantive, upon achievement of the milestone the payment would be recognized as revenue immediately, if non-refundable. If the payment was deemed to be non-substantive and non-refundable, the payment would be deferred upon receipt and recognized ratably over the relevant service time period.
The Company determined that the up-front payment and reimbursements of R&D costs were not substantive because they did not meet all five criteria of the substantive milestone method. As a result, the Company amortized the payments ratably over the relative service periods (overall agreement period for the up-front payment and the development period to file the NDA for CIC and IBS-C for the reimbursement of R&D costs).
The following is a detailed analysis performed by management to illustrate management’s detailed assessment of which milestone payments were deemed substantive and which were deemed non-substantive.
1.	Achievement of the milestone involves a degree of risk which was not reasonably assured at the inception of the arrangement. The performing company cannot be able to solely control the milestone to be met without bearing risk and responsibility for substantial efforts to be provided in the future.

Management’s assessment: Significant risk is involved in each individual development event (such as assessing data in order to file a complete New Drug Application (“NDA”) or design a Phase III clinical trial) and the development event is either defined by or determined in negotiation with our commercialization partner. Failure to successfully reach the individual development milestone event is relevant to us as we bear the risk that the development is not successful and the risk that we might not reach the market in a viable time period to enable us to successfully compete with current and upcoming drugs/drug candidates.

Milestones that are achieved by the Company to upon regulatory approval by the FDA, while appropriately giving consideration for a reasonable time period, are always considered substantive. We believe that the risk of efforts is high to the Company because lack of approval places the current drug at risk and the future development for our entire pipeline remains at risk. In addition, during the substantive effort period associated with the study prior to filing, the FDA may change the filing requirements or change the filing process from an “expedited process” to a more lengthy process, which may put the entire project at risk. In fact, on September 29, 2006,
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the New York Times reported that only 1 in 14 drugs submitted to the FDA were approved on the first try for 2006; that approval was made to the Company for the drug considered under the CIC development phase of this agreement.
2.	Substantive effort is involved in achieving the milestone

Management’s assessment: For each milestone payment Sucampo has received, a substantive amount of development effort has been exerted by the Company, whether through internal labor hours or by using third parties. Prior information received by the Staff showed the combined costs of efforts for several of the milestones. Management reviews of the individual costs of efforts related to the milestones for enrollment of the IBS-C patients, the filing of the CIC NDA and the filing of the IBS-C sNDA had costs associated with them ranging from $2.9 million to $42 million and involved significant labor hours (3433, 6566, and 8529 (through 12/31/2006) respectively. All substantive efforts associated with the approval milestones for the products were expended prior to the filing of the application, but revenue recognition for these milestones were required to be deferred until the amount became billable.

3.	Milestone payments are reasonable in relation to the effort expended or the risk associated with achievement of the milestone

Management’s assessment: As discussed in #2 above, significant external costs and time have been spent by the Company, including from key personnel, was spent on each milestone event. The individual milestone payments are noted in the table following this five point analysis. Because the efforts involved in the IBS-C studies were substantially greater in terms of the efforts involved to conduct the CIC studies and because of the size of the studies themselves ( the CIC efficacy study size was 479 subjects and the IBS-C efficacy study size was 1171 subjects), the comparative revenues associated with the IBS-C study were deemed by the Company to be appropriate. It should also be noted that extensive discussions and negotiations with the Company’s commercialization partner were conducted in order for the two independent parties to agree upon the relative value of each milestone as any one of them could be cancelled and each party would have been the recipient only of prior payments and benefits at the time of cancellation.

4.	A reasonable amount of time passes between the upfront license payment and the first milestone payment as well as between each subsequent milestone payment

Management’s assessment: Each milestone included a reasonable amount of time between the up-front payment and the individual milestones. The shortest time period (6 months) was between the up-front payment and the initial $10 million milestone payment for the filing of an NDA for CIC by the Company. The Company considers this 6-month time period reasonable for receiving a $10 million payment in comparison to the longer time intervals for the other milestone payments that were in excess of $10 million, particularly as it had not previously filed an NDA with the FDA and to do so required considerable effort between the up-front payment and the achievement of this milestone. The second $20 million milestone event was received 2 months later, but this was for another drug indication (IBS-C) that required a
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separate level of effort. Because the Company was conducting simultaneous development activity for two different indications (as required under FDA guidelines), the Company did not deem combining these two milestones for this specific assessment was appropriate.

5.	A comparison between the values and risks of the milestone payments and the up-front payment

Management’s assessment: Based on an overall comparison between the individual milestones and the up-front payment, the Company believes that the comparison is reasonable. The milestones generally increase in value as the development work is more extensive or the risk is higher. For example, the Company received a $10 million milestone for filing the CIC NDA, but a $20 million for obtaining approval for the CIC NDA and $20 million for initiating a Phase III trial for IBS-C. In comparison to the $10 million milestone, the approval of the CIC NDA milestone has higher risk, as noted above, and the IBS-C phase III trials initiation would be more extensive in terms of the number of patients, the amount of study efforts, and the completion of acceptable study protocols required to achieve a filing status.
Based on the analysis of the 5 criteria listed above, the Company assessed each of the following individual milestones and determined the substantive nature of each milestone to be:

Milestone	Amount	Date Achieved	Substantive (Y/N)
CIC – Filing of NDA	$10,000,000	March 31, 2005	Y

IBS-C – First Patient Enrolled	$20,000,000	May 13, 2005	Y

CIC – NDA Approval	$20,000,000	January 1, 2006	Y

IBS-C – Filing of NDA	$30,000,000	May 2007 (estimate)	Y
We continue to believe that each of our milestones is substantive due to the analysis discussed above. We acknowledge that the Staff’s question regarding this conceptual framework would be hindered by on-going performance of substantial efforts after each such milestone is achieved. In an effort to address the Staff’s comment, the Company has evaluated this concern and has determined that all costs to reach each substantive milestone were incurred prior to its completion.
Additional Indications/Formulation/Regulatory Required Studies: At the initiation of the underlying agreement, Sucampo and its partner determined that there were a set of activities that were associated with the establishment of Sucampo’s Amitiza® product for the indications of CIC and IBS-C. If these efforts were successfully completed and resulted in successful regulatory filings and/or approvals, and if market conditions warranted (such conditions included unsuccessful studies effected by other companies for similar product programs) Sucampo and its partner would embark upon
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additional deliverable projects as determined by section 4.2 (iv) of the contract and entitled “Additional indications in the US” on a cost sharing basis.
The second project for “Additional indications in the US” became established in July of 2006. Upon execution of the Company’s collaboration agreement on October 29, 2004, the Company had completed a Phase I efficacy study for opioid induced bowel Dysfunction (“OBD”). While, this small study was positive, both companies had determined that entrance of our compound into the OBD market would NOT be commercially viable when compared against the level of economic investment required to bring the compound through the development cycle (Phase II and Phase III would still need to be completed and a supplemental New Drug Application (“sNDA”) would be required) . In addition, because regulatory approval for Amitiza had not been established, both parties agreed that both the development risk and commercial return was not viable for either party at that time.
More specifically at the initiation of the agreement the two parties agreed that by the time the parties could successfully develop the drug, the market would be too saturated to satisfy any return to our partner. At the time, Adalor was the leading entrant to the market as their OBD candidate, Entereg, was in Phase III. In the second quarter of 2006, we became aware through our monitoring of filing information that our competitor, Adalor, might not obtain approval from the FDA. At this juncture we agreed with our partner that, should we successfully develop both Phase II and III for OBD, the entrance into the market before any additional competitors could return more than the current development expenses. Unlike CIC or IBS-C, which can be prescribed primarily by general practitioners in response to patients overall symptoms and/or number of bowel movements, OBD is a disease specifically induced by other drugs. The target market for OBD, if successful, will depend upon how well our partner is at targeting patients in its eligible markets who are on long term opioid therapies such as oncology (cancer) patients. Under FDA guidelines, successful application will require an sNDA regardless of the fact that the primary drug had been previously approved. At the time that this new study was agreed upon and designed with our partner, Sucampo was willing to make an investment in OBD of an estimated $1.7 million, in comparison to its partners estimated investment of $51.7 in order to reach an NDA filing status. Our partner was willing to commit to pay the first $50 million of the study and to pay 50% of the remaining estimated costs to complete the study because it could add this new indication to its existing sales force and expand the market into a segment in which there would be little or no competition.
During 2006, the Company had significant success which allowed the partners to re-assess the development pipeline for our drug. On January 31, 2006, the Company received FDA approval for Amitiza. However, at such time, the parties were required by the FDA to commit to conduct a pediatrics trial for Amitiza (Phase IV). It is important to note about this trial that Phase IV trials are clinical trials which are undertaken for approved drugs as part of the commercialization process. Under the terms and conditions of the Contract (per Section 4.2 (iv)), we were under no obligation to perform this trial as this trial could have been conducted by our partner and because the parties could elect not to perform the trial at all. Subsequent to our approval, we were asked to perform this study by our partner due to our accumulated proprietary knowledge to design an effective protocol and execute such protocol in a timely manner to meet the commercialization needs of our partner. This deliverable could not be anticipated upon initiation of the contract as its request only occurred upon NDA approval, the Company’s involvement was entirely discretionary and only established in negotiation with its partner at the time of the request, and the Company would have only entered into agreement to perform the study based on its independent assessment of the economic benefits at the
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time. As such, the Company would account for this deliverable separately from the CIC/ IBS-C deliverables.
Upon approval, the FDA also required the two companies to commit to conduct two small studies for Renal/Hepatic Impairment (drug safety on the liver and kidney) as Phase IV studies. Under the terms and conditions of the contract, this was Takeda’s obligation under section 4.2 (vi). However, because the protocol of the study is more specific to the drug’s safety and because both Takeda and Sucampo would receive benefit from the study results, both parties agreed that the study should be performed. The Staff has asked why the Company would perform the Renal and Hepatic studies and “lose money”. To answer, one must also understand the amount of proprietary knowledge that the Company has retained under this contract (which is often times transferred or shared in collaboration agreements). Additionally, the Company would benefit economically if the research contributed to successful commercialization as it might receive increased royalties in the US and be able to assert a competitive advantage in the US and other markets. Under the terms and conditions of the contract, the Company holds all proprietary knowledge as well as the risk to maintain NDA. Because the Company has not agreed to share the knowledge of its core technology, it agreed to participate in these studies. This decision was strategically determined given that our remaining pipeline, which we plan to develop ourselves, is built upon this same core technology. Securing our intellectual property is imperative to the on-going development of our pipeline in order to be competitive. While we can not say that there is any immediate “economic return” to take on this development on a shared cost basis, to do otherwise would have put at risk our remaining pipeline and the future profitability we could gain with future collaboration partners.
Conclusion regarding the Substantive Milestone method. The Company again asserts that it believes that the substantive milestone method is appropriate and its historic financial statements included in its Form S-1 are presented free of material misstatements. We believe that the substantive milestone method has not misled the users of our financial statements in understanding the risks born by us developmentally or economically under this collaboration agreement.
Alternative Approach in Using a Time-Based Model for Revenue Recognition
The Staff has requested that Sucampo provide an alternative “time-based” model to recognize revenue for this agreement. The Company believes that the following analysis is appropriate if the substantive milestone method is not considered appropriate by the Staff.
As previously noted, the volatility in our costs does not allow the Company to effectively utilize EITF 91-6 as a method of recognizing revenue for our research and development deliverables. As such, the Company has included a time based model in response to the Staff’s request which allows the Company to recognize its revenues over the development period of the respective studies. In this model the Company’s assumptions give effect to the life cycle of drug development under the protocol established by the FDA while ensuring that EITF 00-21 paragraph 8 is assessed. Research and development activities include: protocol design, acceptance by the FDA of the protocol, engagement of CRO’s, investigator recruiting, patient enrollment, patient observations over the drug delivery and assessment period, and delivery of the final report to the FDA at the time of the filing of the NDA or sNDA. Specifically, our analysis resulted in concluding that there were two “projects”
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identified as separate deliverables under the agreement. These were 1, the development of the CIC and IBS-C research and development activities that were required at the initiation of the agreement and 2, the OBD research and development activities project that was agreed upon in July of 2006 as noted in the discussion above. In developing our time-based model, these projects were accounted for under the following assumptions:
1.	For reasons cited, CIC/IBS is treated separately from OBD.

2.	For CIC/IBS, all cost reimbursements and milestones are recognized ratably, upon receipt, through the estimated completion date of development obligations. As cost reimbursements and milestones become due to the Company, a cumulative adjustment is also recorded based upon time elapsed since the inception of the agreement (October 29, 2004) relative to the total expected period through completion of development. Completion of development is currently estimated to be May 31, 2007. We did give effect for any changes in estimates that would have occurred between the inception of the agreement and the current estimated time to complete.

3.	For OBD, all cost reimbursement and milestones are recognized ratably, upon receipt, through the estimated completion date of all development obligations. As cost reimbursements and milestones become due to the Company, a cumulative adjustment is also recorded based upon time elapsed since the inception of the agreement to undertake OBD studies (July 2006) relative to the total expected period through completion of development. Completion of OBD development is estimated to be June 30, 2009.

4.	Revenue for Phase IV studies, are separate deliverables and are recognized ratably over their respective development periods established and requested by our commercialization partner when the two parties agree on the deliverables (NOTE: As the commercialization partner, Takeda is primarily responsible for all Phase IV and “labeling” efforts and Sucampo only is required to participate at the time it agrees with Takeda to actually undertake the study, at which time Sucampo may participate in cost sharing as it assesses its economic benefits from the efforts. At that time, the parties agree on the reimbursement of expenses).

5.	We have followed two alternate approaches for the upfront fee. The first approach is to recognize the fee ratably from the inception of the agreement through the term of the agreement (December 31, 2020). The second approach is to recognize the fee ratably from the inception of the agreement through the estimated completion date of all development obligations anticipated under the agreement, currently estimated to be June 30, 2009 upon final delivery of OBD.
Conclusion regarding the alternative time-based model approach . If the substantive milestone method is no longer deemed acceptable by the Staff in consideration of these facts and circumstance, the Company believes it would be acceptable to convert to a time based revenue recognition model whereby the $20 million upfront payment continues to be deferred and amortized over the performance period of the research and development activities obligated by the agreement and the milestones and research and development reimbursements are recognized ratably over the service period of the indications to which the respective research and development efforts are expected. See appendix B for a comparison of the Company’s existing revenue presentation with a presentation of
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revenue under a time based approach revenue recognition model. Please note that this time based approach is preliminary as it has not been subjected to management review or external audit.
Finally, while we recognize that the SEC has noted that it will not rely on industry practice as a basis for a Company’s accounting position, we believe that the following qualitative argument for the substantive milestone method is worth noting:
Based on a review of other public registrants’ SEC filings, we have noted that the substantive milestone method has been utilized by numerous public registrants, particularly after SAB 101 was adopted. A majority of the disclosures within the financial statements included in the Forms 10-K and 10-Q include discussion regarding the use of the substantive milestone method for agreements that include up-front payments, milestone payments, and reimbursements of R&D expenses — similar to the Company’s agreement. Our conversation with you has led us to further evaluate our support for this position (which was discussed in the memo above) but we continue to assert that our use of the substantive milestone method is consistent with these other public filings. Without using this method, we believe that it would cause us to be differently perceived by the market when compared by a reasonable investor to other companies in our industry. Accompanying this memo (appendix A) is a list of comparable companies which have accounted for their revenue using a similar manner as Sucampo. It is specifically noted that some of these identified companies were allowed to change their accounting from the application of EITF 91-6 to the substantive milestone method under SAB 101 in 2001.
The substantive milestone method has been an acceptable model easily understood by the users of our financial statements. The substantive milestone method easily communicates the economic arrangements within the underlying collaboration agreement to our investors and the risks born by the Company. Our disclosures are fully transparent and in many ways requires fewer judgments and estimates than the alternative methods discussed. We believe a change could result in making it difficult for users of our financial statements to make appropriate and informative comparisons between us and other similar companies.
Accordingly, the Company believes that the substantive milestone method is appropriate and its historic financial statements included in its Form S-1 are presented free of material misstatements. We believe that the substantive milestone method has not misled the users of our financial statements in understanding the risks born by us developmentally or economically under this collaboration agreement.
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Sucampo Pharmaceuticals
Comparable Companies — Substantive Milestone Method
Appendix A

Company Name
Achillion Pharmaceuticals Inc
Adalor Corporation
Advancis Pharmaceutical Corporation
Affymax
Amylin
Avanir
Coley Pharmaceutical Group
Curis Inc
CV Therapeutics
Decode Genetics Inc
DOV Pharmaceutical, Inc.
Elite Pharmaceuticals Inc
Emergent Biosolutions
Genentech, Inc.
Incara Pharmaceuticals, Inc.
Medimmune, Inc.
Osiris Therapeutics
Pozen
Progenics Pharmaceuticals Inc
Regeneron Pharmaceuticals Inc
Renovis
Replidyne
Targacept
Telik
Trubion Parmaceuticals
Vertex Pharmaceuticals Inc

Sucampo Pharmaceuticals
Revenue — TIME Based Model
AS OF DECEMBER 31, 2006
Appendix B
PRELIMINARY — SUBJECT TO AUDIT AND MANAGEMENT REVIEW

					TIME BASED MODEL		TIME BASED MODEL
					Ratably over the time In
					which substantive effort is		Ratably over the time In which
					required - Upfront is		substantive effort is required
					amortized ovar life of		Upfront is amortized over R&D
					contract		period
	Currently Presented in Financial Statements
						Difference -		Difference -
						overstated /		overstated /
	Up-front	Milestones	R&D Reimb.	Total	Revenue	(understated)	Revenue	(understated)

Q4-2004	206,186	—	1,482,337	1,688,523	1,688,523		3,020,799	(1,332,276)

2004 YTD	206,186	—	1,482,337	1,688,523	1,688,523		3,020,799	(1,332,276)

Q1-2005	309,278	10,000,000	4,286,898	14,596,174	5,693,893	8,902,281	7,692,308	6,903,866
Q2-2005	309,278	20,000,000	3,461,536	23,770,814	11,078,509	12,692,305	13,076,923	10,693,891
Q3-2005	309,278		3,461,538	3,770,816	7,232,355	(3,461,539)	9,230,769	(5,459,853)
Q4-2005	309,276		3,461,538	3,770,816	7,232,355	(3,461,539)	9,230,769	(5,459,953)

2005 YTD	1,237,112	30,000,000	14,671,508	45,908,620	31,237,112	14,671,508	39,230,769	6,677,851

Q1-2006	309,276	20,000,000	3,868,885	24,178,163	20.309,278	3,868,885	22,307,692	1,870,471
Q2-2006	309,278	—	2,980,769	3,290,047	8,031,171	(4,741,124)	10,029,586	(6,739,539)
Q3-2006	309,278	—	2,207,587	2,516,865	6,169,208	(3,652,343)	6,244,545	(3,727,680)
Q4-2006	309,278	—	3,694,759	4,004,037	6,809,672	(2,805,635)	6,885,009	(2,880,972)

2006 YTD	1,237,112	20,000,000	12,752,000	33,989,112	41,319,328	(7,330,216)	45,466,832	(11,477,720)

Total	2,680,410	50,000,000	28,905,845	81,586,255	74,244,963	7,341,292	87,718,400	(6,132,145)

2007Estimated:
Q1 - 2007	309,278	0	6,344,761	6,654,039	22,601,964	(15,947,925)	22,677,302	(16,023.263)
Q2 - 2007	309,278	30,000,000	9,570,627	39,879,905	39,660,488	219,417	39,735,825	144,080
Q3 - 2007	309,278		10,118,416	10,427,694	5,879,439	4,548,255	5,954,776	4,472,918
Q4 - 2007	309,278		9,764,298	10,073,576	5,611,329	4,462,247	5,686,666	4,386,910

2007 EYTD	1,237,112	30,000,000	35,798,102	67,035,214	73,753,220	(6,718,006)	74,054,570	(7,019,356)

2008 EYTD	1,237,112	50,000,000	23,353,949	74,591,061	68,823,435	5,767,626	69,124,785	5,466,276

2009 EYTD	1,237,112		2,237,620	3,474,732	9,865,643	(6,390,911)	9,397,762	(5,923,030)

2010 EYTD	1,237,112	10,000,000	—	11,237,112	11,237,112		10,000,000	1,237,112

Total	7,623,858	140,000,000	90,295,516	237,924,374	237,924,374		250,295,516	(12,371,142)

Estimated Remaining Under Contract				12,371,142	12,371,142		-

Total Contract				250,295,516	250,295,516		250,295,516

Assumptions
Milestones are recognized ratably over the developmental period to which there is a contractual obligation for performance, changes in estimates made for changes in project lime period

Upfront is recognized ratably over the life of the contract or final research and development obligation
Research & Development is recognized ratably over the development period to which there is a contractual obligation to perform.
Milestones for IBS approval and OBD approval are recognized immediately, however if there is any associated performance obligation with them, which may be mandated by FDA (unknown), will be released ratably over remaining performance period.
*revenue is recognized to extent that revenue has been received